AMERICAN MIDSTREAM PARTNERS, LP

1614 15th Street, Suite 300

Denver, Colorado 80202

November 28, 2012

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dietrich A. King

Re:	American Midstream Partners, LP Registration Statement on Form S-3 (File No. 333-183818)

Dear Mr. King:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, American Midstream Partners, LP (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3, as amended (File No. 333-183818) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 3:00 p.m., Eastern time, on November 30, 2012, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, AMERICAN MIDSTREAM PARTNERS, LP By: American Midstream GP, LLC, its general partner

By:	/s/ Daniel C. Campbell
Daniel C. Campbell
Senior Vice President and Chief Financial Officer

cc:	Brian F. Bierbach, President and Chief Executive Officer
Timothy C. Langenkamp, Andrews Kurth LLP